Mail Stop 3561

April 18, 2007

Via U.S. Mail

Mr. Matthew H. Paull
Chief Financial Officer
McDonald's Corporation
McDonald's Plaza
Oak Brook, Illinois 60523

      RE: McDonald's Corporation
                Form 10-K for the year ended December 31, 2006
                Filed February 26, 2007
                File No. 001-05231

Dear Mr. Paull:

We have reviewed your response letter dated April 12, 2007, and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to this comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In of our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comment will be complied with, or, if the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2006

Notes to Consolidated Financial Statements, page 34
Discontinued Operations, page 38

1.   We note your response to our prior comment number 3 but do not concur with
        your conclusion that your disclosures pursuant to paragraph 47 of SFAS No.144
        were adequate given the overall materiality of the gain recognized on the
        disposition of Chipotle in your financial statements. Accordingly, please revise
        the notes to your financial statements in future filings to include the following
        disclosures:

        •   Please disclose the facts and circumstances leading to the disposal of
                Chipotle as required by paragraph 47a of SFAS No. 144. We do not
                believe providing these disclosures in MD&A or in previous SEC filings
                satisfies the financial statement disclosure requirements outlined in SFAS
                No. 144.

        •   Please disclose the revenue and pre-tax profit and loss of Chipotle
                reflected in discontinued operations for all periods presented. Although
                these disclosures may not be material to your consolidated revenues and
                consolidated pre-tax profit they presumably would be material to the
                segment results of the segment in which Chipotle was previously included.

        •   Please explain in your future segment disclosures where Chipotle was
                previously classified in your segment disclosures. Although you disclose
                in a footnote the assets of your discontinued operation, it is not apparent
                from the disclosures provided in your "Segment and Geographic
                Information" footnote where the Chipotle operations were previously
                classified. Please clarify this in your future segment disclosures.

You may contact Heather Clark at (202) 551-3624 or me at (202) 551-3813 if you have
questions.

                                                Sincerely,

                                                Linda Cvrkel
                                                Branch Chief